Exhibit 99.1

TURBO ENERGY REPORTS RECORD PRELIMINARY FIRST HALF 2026 RESULTS WITH 180% REVENUE GROWTH AND POSITIVE OPERATING INCOME

Revenue increased 180% year-over-year to a record $17.2 million, reflecting the successful execution of Turbo Energy’s AI-driven Intelligent Energy Storage strategy and its evolution toward a higher-value business model

VALENCIA, Spain — (GLOBE NEWSWIRE) – July 27, 2026 — Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global technology integrator specializing in AI-driven Intelligent Energy Storage and intelligent energy management solutions, today announced preliminary, unaudited first-half 2026 revenue of $17.2 million, representing record year-over-year growth of 180% and reflecting the continued execution of the Company’s strategic transformation toward a higher-value, Commercial & Industrial-focused business model.

The results represent an important milestone in Turbo Energy’s strategic transformation, demonstrating how the investments made over the past two years in technology integration, international expansion and higher-value Commercial & Industrial (“C&I”) solutions are translating into profitable and scalable growth.

First Half 2026 Financial Highlights

●	Preliminary revenue increased 180% year-over-year to $17.2 million, compared with $6.1 million in the first half of 2025.

●	EBITDA (see Non-IFRS Financial Measures below) improved to $0.89 million, compared with ($1.37) million in the prior-year period.

●	Operating income reached $0.61 million, compared with an operating loss of ($1.44) million in the first half of 2025.

●	Net income turned positive at $10,606, compared with a net loss of $1.65 million in the first half of 2025.

Operational Highlights

●	More than 130 MWh of battery storage systems delivered in support of the continued execution of the landmark Pamesa Net Zero project.

●	50 MWh of residential battery storage systems sold through the Company’s international distribution network.

●	4.8 MWh of Commercial & Industrial battery storage deployed across nine projects, supporting industrial facilities and electric vehicle charging applications.

●	Expansion of Turbo Energy Solutions in Chile, strengthening the Company’s presence in Latin America.

●	New strategic technology partnerships expanded the commercialization of next-generation intelligent energy management solutions.

Commercial & Industrial projects represented 55% of total first-half revenue, confirming Turbo Energy’s successful evolution toward a more diversified, higher-value business model centered on integrated energy solutions. By combining advanced battery storage, proprietary software and turnkey project execution, Turbo Energy helps customers optimize energy costs, improve operational resilience and accelerate industrial electrification.

Turbo Energy’s strong performance during the period was driven by the execution of large-scale C&I projects, continued international expansion and growing demand for integrated energy solutions across industrial markets. During the first half of 2026, the Company further strengthened its international footprint through the expansion of Turbo Energy Solutions in Chile and strategic technology partnerships that broadened the commercialization of its intelligent energy management and storage solutions across new markets.

“These results represent much more than a strong financial performance,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “They demonstrate that the strategic investments we have made over the past two years in technology, international expansion and Commercial & Industrial solutions are now translating into sustainable, profitable growth. We believe we are entering a new stage in Turbo Energy’s evolution, built on a stronger business model, increasing operating leverage and a solid platform for long-term value creation.”

“Commercial & Industrial solutions have become the primary engine of our growth, while our residential business continues to expand through our international distribution network. Supported by growing demand for intelligent energy management and integrated storage solutions, together with our expanding international presence, we believe we are well positioned to continue scaling our operations, strengthening profitability and creating sustainable value for our shareholders.”

Looking ahead, Turbo Energy expects continued commercial momentum throughout the second half of 2026, supported by its expanding international project pipeline, the continued execution of strategic C&I projects and growing demand for intelligent energy infrastructure. The Company remains focused on strengthening profitability, expanding recurring revenue opportunities and continuing to build a leadership position in AI-driven Intelligent Energy Storage.

The preliminary financial information presented in this press release is subject to the completion of the Company’s financial review procedures and may be adjusted prior to the filing of the Company’s Form 6-K. The Company currently expects to file its Form 6-K, including its unaudited interim financial statements for the six months ended June 30, 2026, by the end of September 2026.

Non-IFRS Financial Measure

To supplement the Company’s unaudited interim financial information, management uses EBITDA as a supplemental non-IFRS financial measure to evaluate operating performance. EBITDA is defined as net income (loss) before finance costs, income tax expense (benefit), depreciation of property, plant and equipment, and amortization of intangible assets.

Management believes EBITDA provides useful supplemental information because it facilitates period-to-period comparisons of operating performance by excluding certain items that may not be indicative of ongoing operations. Management also uses EBITDA to evaluate operating results and support strategic and operational decision-making.

Because EBITDA is a non-IFRS financial measure, it should not be considered in isolation or as a substitute for net income (loss), cash flows from operating activities or any other financial measure prepared in accordance with IFRS.

The following table reconciles net income (loss), the most directly comparable IFRS financial measure, to EBITDA:

	H1 2026	H1 2025
EBITDA	890,401	(1,370,517)
+ Interest Expense (net)	(597,875)	(272,242)
+ Depreciation & Amortization	(281,920)	(3,724)
Net Income / (Loss) (IFRS)	10,606	(1,646,484)

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global technology integrator specializing in AI-driven Intelligent Energy Storage and intelligent energy management solutions. The Company integrates advanced battery storage, proprietary software and energy management systems into intelligent energy solutions that help residential, commercial and industrial customers optimize energy consumption, reduce costs, improve resilience and maximize the value of their energy assets.

As part of Umbrella Global Energy, Turbo Energy plays a strategic role in driving innovation in intelligent energy storage, electrification and software-defined energy management across Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Turbo Energy | Investor Relations
Email: investors@turbo-e.com
Website: investors.turbo-e.com